NEWS RELEASE For Immediate Release	04-003 Date: April 7, 2004 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Fax (403) 225-7609

Agrium issues earnings guidance for first half of 2004	WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today that it is providing earnings guidance for the first half of 2004 of $0.45 to $0.55 diluted earnings per share. This continues the trend in year-over-year improvement experienced in 2003, reflecting the strong fertilizer fundamentals. Higher than anticipated North American natural gas costs, lower international nitrogen pricing and a stronger Canadian dollar have impacted some of our upside potential. Agrium’s margins on North American sales are expected to be higher in the first half of 2004 than for the same period last year. The fundamentals for nutrient use continue to be favourable, due to high grain prices and low world grain inventories.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the exchange rates for US, Canadian and Argentine currencies, the outcome of the Argentine gas price negotiations, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates.